                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                               AMENDMENT NO. 1
                                      TO
                                 SCHEDULE 13D


                  Under the Securities Exchange Act of 1934


                         CORNERSTONE PROPERTIES, INC.
                               (Name of Issuer)


                          COMMON STOCK, NO PAR VALUE
                        (Title of Class of Securities)


                                  218916104
                                (CUSIP Number)


                           ANN F. CHAMBERLAIN, ESQ.
                            RICHARDS & O'NEIL, LLP
                               885 THIRD AVENUE
                              NEW YORK, NEW YORK
                                  10022-4873
                                (212) 207-1200
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                               October 27, 1997
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

                                                                      / /

Check the following box if a fee is being paid with this statement.

                                                                      / /

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                                 SCHEDULE 13D
CUSIP  NO. 218916104


(1)    Name of reporting person
       . . . . . . . . . . . . . . . . . . .       STICHTING PENSIOENFONDS VOOR
                                                   DE GEZONDHEID GEESTELIJKE EN
       S.S. or I.R.S. identification Nos. of       MAATSCHAPPELIJKE BELANGEN
       above persons
       . . . . . . . . . . . . . . . . . . .

(2)    Check the appropriate box if a member       (a) / /
       of a group
       (see instructions)                          (b) / /


(3)    SEC use only . . . . . . . . . . . . .

(4)    Source of funds
       (see instructions). . . . . . . . . .       OO

(5)    Check if disclosure of legal proceedings
       is required pursuant to items 2(d) or 2(e)
       . . . . . . . . . . . . . . . . . . .       / /

(6)    Citizenship or place of
       organization. . . . . . . . . . . . . . .   THE NETHERLANDS

Number of shares beneficially owned by each reporting person with:

(7)    Sole voting power . . . . . . . . . . . .   27,458,750

(8)    Shared voting power                         0

(9)    Sole dispositive power. . . . . . . . . .   27,458,750

(10)   Shared dispositive power. . . . . . . . .   0

(11)   Aggregate amount beneficially owned by
       each reporting person . . . . . . . . . .   34,187,500

(12)   Check box if the aggregate amount in Row
       (11) excludes certain shares (see
        instructions). . . . . . . . . . . . . .   / /

(13)   Percent of class represented by amount in
       Row (11) . . . . . . . . . . . . . . . . .  41%

(14)   Type of reporting person (see
        instructions) . . . . . . . . . . . . . .  HC/EP

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CUSIP NO.    218916104

(1)    Names of reporting person
       . . . . . . . . . . . . . . . . . . . .     DUTCH INSTITUTIONAL HOLDING
       S.S. or I.R.S. identification               COMPANY, INC.
       Nos. of above persons
       . . . . . . . . . . . . . . . . . . . .


(2)    Check the appropriate box                   (a)
       if a member of a group                           / /
       (see instructions)                          (b)
                                                        / /
(3)    SEC use only . . . . . . . . . . . . .

(4)    Source of funds (see
       instructions) . . . . . . . . . . . . .     OO

(5)    Check if disclosure of legal procedures is
       required pursuant to items 2(d) or 2(e)
                                                   ----

(6)    Citizenship or place of
       organization . . . . . . . . . . . . . . .  DELAWARE

Number of shares beneficially owned by each reporting person with:

(7)    Sole voting power . . . . . . . . . . . . . 6,726,750

(8)    Shared voting power . . . . . . . . . . . . 0

(9)    Sole dispositive power . . . . . . . . . .  6,726,750

(10)   Shared dispositive power . . . . . . . . .  0

(11)   Aggregate amount beneficially owned by each
       reporting person . . . . . . . . . . . . .  6,728,750


(12)   Check box if the aggregate amount in
       Row (11) excludes certain shares (see
       instructions) . . . . . . . . . . . . .     / /

(13)   Percent of class represented by amount in
       Row (11) . . . . . . . . . . . . . . .      8%

(14)   Type of reporting person
       (see instructions) . . . . . . . . . . . .  CO

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    This Amendment No. 1 ("Amendment No. 1") to the Schedule 13D (the "Schedule
13D"), dated as of August 26, 1997 and filed by Stichting Pensioenfonds Voor De Gezondheid Geestelijke en Maatschappelijke Belangen ("PGGM") and Dutch Institutional Holding Company, Inc. ("DIHC", and, together with PGGM, the "Reporting Persons"), relates to the common stock, without par value ("Common Stock"), of Cornerstone Properties, Inc. (the "Company").

    This Amendment No. 1 is being filed to report the consummation on October 27, 1997 of the transactions contemplated by the Loan Purchase Agreement, dated as of August 18, 1997, between PGGM and the Company, and the Stock Purchase Agreement, dated as of August 18, 1997, between DIHC and the Company. Items 5, 6 and 7 of the Schedule 13D are hereby amended as provided below. Items 1, 2, 3 and 4 of this Schedule 13D are not being amended by this Amendment No. 1.

Item 5.  Interest in Securities of the Issuer.

    Item 5 is hereby amended in its entirety as follows:

    (a) As of the date hereof, PGGM owns of record 27,458,750 shares of Common Stock (representing 33% of the outstanding Common Stock) and DIHC owns of record 6,726,750 shares of Common Stock (representing 8% of the outstanding Common Stock). DIHC also has the right to acquire, subject to the terms and conditions set forth in the Common Stock Issuance Agreement between the Company and DIHC, dated October 27, 1997 (the "Common Stock Purchase Agreement") attached hereto as Exhibit A, an additional 2,000 shares of Common Stock. As the sole stockholder of DIHC, PGGM may be deemed to beneficially own the shares of Common Stock held beneficially or of record by DIHC. Accordingly, PGGM may be deemed to own, in the aggregate, 34,187,500 shares of Common Stock (representing 41% of the outstanding Common Stock).

    (b) As of the date of filing of this Amendment No. 1, the Reporting Persons have the power to vote or to direct the vote of or the power to dispose or direct the disposition of the shares of Common Stock that are beneficially owned by them as follows:

              Beneficial        Right          Right to         No Right to
              Ownership        to Vote         Dispose         Vote or Dispose
              ----------       -------         --------        ---------------
PGGM          34,187,500       27,458,750      27,458,750           2,000
DIHC           6,728,750        6,726,750       6,726,750           2,000

    (c)  None.

    (d)  None.

    (e)  Not applicable.

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Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer

    Item 6 is hereby amended by the addition of the following paragraph:

    On October 30, 1997, PGGM requested, as Section 5.09 of the Loan Purchase Agreement permits, that Cornerstone increase the size of its Board of Directors to 12 and named Messrs. Jan van der Vlist and Dick van den Bos as its nominees to fill the vacancies created by the increase.


Item 7.  Material to be Filed as Exhibits.

    Exhibit A is a copy of the Common Stock Purchase Agreement referred to in
Item 5 hereof.

    Exhibit B is the Registration Rights and Voting Agreement entered into by PGGM, DIHC, and the Company on October 27, 1997, the provisions of which are described in the Schedule 13D.

    Exhibit C is the Joint Filing Agreement between PGGM and DIHC.








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                                  Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  October 30, 1997

                                            STICHTING PENSIOENFONDS VOOR DE
                                            GEZONDHEID GEESTELIJKE EN
                                            MAATSCHAPPELIJKE BELANGEN



                                            By:/S/JAN H.W.R. VAN DER VLIST
                                               --------------------------------
                                                 Jan H.W.R. van der Vlist
                                                 Attorney-in-Fact



                                            By:/S/ANNEKE C. VAN DE PUTTELAAR
                                               --------------------------------
                                                 Anneke C. van de Puttelaar
                                                 Attorney-in-Fact

                                            DUTCH INSTITUTIONAL HOLDING
                                            COMPANY, INC.



                                            By:/S/ROBERT T. SORRENTINO
                                               --------------------------------
                                                 Robert T. Sorrentino
                                                 Vice President





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